Exhibit 99.1

                                 [COMPANY LOGO]

                                  PRESS RELEASE

         CAPITAL ENVIRONMENTAL COMPLETES $33 MILLION EQUITY INVESTMENT

Burlington, ON (September 10, 2001) - Capital Environmental Resource Inc. (Nasdaq: CERI) today announced that it has completed the sale to a group of investors of 16.5 million shares of common stock at a price of $2.00 per share, resulting in gross proceeds to the Company of $33 million (approximately $52 million Canadian). The transaction was approved by the Company's stockholders at the annual and special meeting of stockholders on September 6, 2001. After transaction costs, net proceeds to the Company are approximately $27 million (before required repayments of indebtedness under the Company's senior credit facilities described below). The newly issued stock represents approximately 68% of the Company's outstanding stock (assuming the exercise of all outstanding options and warrants of the Company).

At the annual and special meeting the Company's stockholders also elected a new board of directors consisting of David Sutherland-Yoest, Gary W. DeGroote, Warren Grover, Lucien Remillard and Don A. Sanders. David Sutherland-Yoest has been appointed Chairman and Chief Executive Officer of the Company.

The closing of the transaction brought into effect certain amendments to the Company's senior credit facilities. The amendments modify certain financial covenants and waive the Company's existing defaults under the senior credit facilities. The amendments also required that the Company prepay and permanently reduce the size of the facilities by $16.0 million with proceeds of the equity investment. The amendments also changed the termination date under the senior credit facilities to July 31, 2002 and require the Company to obtain a binding commitment to refinance the credit facilities by May 31, 2002.

Capital Environmental Resource Inc. is a regional integrated solid waste services company which provides collection, transfer, disposal and recycling services in markets in Canada. The Company's web site is www.capitalenvironmental.com.
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The matters discussed in this news release include certain forward-looking statements that involve risks and uncertainties, which could cause actual results to differ materially from those forward-looking statements, including risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this release that may bear upon its forward-looking statements.

All currency references are in United States dollars unless otherwise stated.

David Sutherland-Yoest
Capital Environmental Resource Inc.
Chairman and Chief Executive Officer
(905) 319-6055